MAR 0 2 2011
SEC MAIL PROCESSING SECTION WASH. D.C. 211

11021145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thor Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Executive Drive
(No. and Street)

Fort Lee (City) NY (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Calamunci (732) 536-4646
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Silberstein Ungar, PLLC
(Name - if *individual, state last, first, middle name*)

30600 Telegraph Road Suite 2175 (Address) Bingham Farms, (City) Michigan (State) 48025 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Calamunci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thor Capital LLC as of December 31, 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public State of New York
No 01MA6026293
Qualified in Bronx County
Commission Expires June 14, 2011

Signature

Corporate Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A report on Independent Auditors' on Internal Control required by SEC Rule 17a-5.

* **For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thor Capital, LLC
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2010

Thor Capital, LLC
Index to the Financial Statements
December 31, 2010

Contents

Silberstein Ungar, PLLC
CPAs and Business Advisors

phone (248) 203-0080
fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025
www.sucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Thor Capital LLC:

We have audited the statement of financial condition of Thor Capital LLC as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thor Capital LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Silberstein Ungar, PLLC

Silberstein Ungar, PLLC
Bingham Farms, Michigan

February 28, 2011

THOR CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	13,238
Prepaid expenses		720
TOTAL ASSETS	$	13,958

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	2,000
MEMBERS' EQUITY		11,958
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	13,958

See notes to financial statements.

THOR CAPITAL LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Interest income	$ 49
OPERATING EXPENSES:	
Bank fees	25
License	600
Legal and professional fees	7,950
Occupancy	750
Other taxes	200
Total operating expenses	9,525
NET LOSS	$ (9,476)

See notes to financial statements.

THOR CAPITAL LLC

STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

BALANCE - DECEMBER 31, 2009	$	8,434
Member contributions		13,000
Net loss		(9,476)
BALANCE - DECEMBER 31, 2010	$	11,958

See notes to financial statements.

THOR CAPITAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(9,476)
Adjustments to reconcile net income to net cash flow from operating activities		
Prepaid expenses		(720)
Accrued expenses		2,000
Net cash used in by operating activities		(8,196)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		13,000
Net cash provided by financing activities		13,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,804
CASH AND CASH EQUIVALENTS, Beginning of year		8,434
CASH AND CASH EQUIVALENTS, End of year	$	13,238
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$	-

See notes to financial statements.

Thor Capital, LLC
Notes to the Financial Statements

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Thor Capital, LLC (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a brokerage firm that provides investment banking and investment advisory services to companies.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Revenue and Expense Recognition

Commission revenues and expenses are generally recorded on a trade-date basis.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2010 balance sheet date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through February 28, 2011, which is the date the financial statements were available to be issued.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

Thor Capital, LLC
Notes to the Financial Statement

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $11,238, which was $6,238 in excess of its required net capital. The Company's net capital ratio was 80.63.

THOR CAPITAL LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

NET CAPITAL		
Total members' equity	$	11,958
Deductions and/or charges:		
Prepaid expenses		720
Net capital	$	11,238
AGGREGATE INDEBTEDNESS	$	2,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)		133
Minimum dollar requirement		5,000
MINIMUM NET CAPITAL REQUIREMENT		
(greater of minimum net capital or dollar requirement)	$	5,000
EXCESS OF NET CAPITAL REQUIREMENT	$	6,238
EXCESS CAPITAL AT 1000 PERCENT	$	11,038
RATIO - AGGREGATE INDEBTEDNESS TO NET CAPITAL		.18 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part IIA of Form X-17a-5(a) as of December 31, 2010)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	8,258
Net audit adjustments - accounts payable		3,700
Net capital per above	$	11,958

Thor Capital, LLC
Supplementary Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditor's report.

Silberstein Ungar, PLLC

CPAs and Business Advisors

phone (248) 203-0080
fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025
www.sucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Thor Capital LLC
Fort Lee, NY

In planning and performing our audit of the financial statements and supplementary information of Thor Capital LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevent or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of register brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Silberstein Ungar, PLLC

Silberstein Ungar, PLLC

Bingham Farms, MI
February 28, 2011